Filed pursuant to Rule 424(b)(3)
File No. 333-256463

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 3, 2023, as supplemented)

ConvexityShares Daily 1.5x SPIKES Futures ETF (SPKY)

ConvexityShares 1x SPIKES Futures ETF (SPKX)

This supplement is to the prospectus (the “Prospectus”) of ConvexityShares Trust (the “Trust”) dated July 3, 2023, which relates to shares (the “Shares”) issued by the ConvexityShares Daily 1.5x SPIKES Futures ETF and the ConvexityShares 1x SPIKES Futures ETF (collectively, the “Funds”), each a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-256463. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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On July 28, 2023, the United States Court of Appeals for the District of Columbia vacated the SEC’s MGEX Order, which allows SPIKES futures contracts to trade as a futures contract on MGEX. The court denied MGEX’s petition for a rehearing and the MGEX Order will be vacated effective December 31, 2023. Accordingly, MGEX announced on October 31, 2023, that SPIKES futures contracts will cease trading at close of trading (4:00pm CT) on Friday, December 29, 2023, and MGEX has filed to suspend trading and clearing of previously listed SPIKES futures contracts that expire in or after January 2024.

Due to this announcement by MGEX, Teucrium Trading LLC (the “Sponsor”) has determined that the Funds could not continue their business and operations. Accordingly, the Shares will cease trading on the NYSE Arca, Inc. (“Arca”) and will be closed to purchase by investors as of the close of regular trading on Arca on November 14, 2023 (the “Closing Date”). The Funds will cease accepting orders for Creation Baskets after November 5, 2023. The Funds will file a post-effective amendment to terminate the offerings of registered and unsold Shares, which is expected to be effective on November 14, 2023.

Shareholders may sell their Shares prior to the Closing Date and customary brokerage charges may apply to these transactions. From November 14, 2023 through about November 27, 2023 (the “Liquidation Date”) there is no assurance that there will be a market for the Shares. Between the Closing Date and the Liquidation Date, the Funds will be in the process of closing down and liquidating their portfolios. This process will result in the Funds increasing their cash holdings and, as a consequence, not tracking their underlying benchmark, which may not be consistent with the Funds’ investment objective and strategy.

On or about the Liquidation Date, the Funds will liquidate their assets and distribute cash pro rata to all remaining shareholders who have not previously redeemed or exchanged their Shares. These distributions are taxable events. The cash amount will reflect the costs of closing and transaction costs, as well as market movements in the prices of SPIKES Futures contracts during the period that the Funds are liquidating their assets. Such movements may be substantial. Once distributions are complete, the Funds will terminate.

The date of this prospectus supplement is November 1, 2023